

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Tin Lung David Leung
President and Chief Executive Officer
New Momentum Corp.
150 Cecil Street, #08-01
Singapore 069543

> **Re: New Momentum Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 6, 2022**
> **File No. 333-257302**

Dear Mr. Leung:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed January 6, 2022

Prospectus Cover Page

1.   Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please make conforming changes in your prospectus summary.

Prospectus Summary, page 5

2.   We note your response to comment 1. Please include the substance of your response in the prospectus summary. Your disclosure should make clear that no transfers, dividends, or distributions have been made to date, as you state in your response, if true.

<u>Permissions under Hong Kong Law and PRC Law, page 7</u>

3.   We note your response to comment 2. Please update your disclosure to address the applicability of the new regulations announced by the Cyberspace Administration of China on January 4, 2022 that will go into effect on February 15 and that will require internet platform operators holding data of more than 1 million users to undergo a network security review. In addition, please make conforming revisions to your cybersecurity risk factor beginning on page 17.

<u>Risk Factors</u>
<u>"The audit report included in this prospectus is prepared by an independent registered public accounting firm who is based in Malaysia . . ., page 18</u>

4.   We note your response to comments 3 and 4, as well as your amended disclosure that "the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two." Additionally, please state that such decrease to two non-inspection years would reduce the time period before your securities may be prohibited from trading or delisted. Please also discuss that, pursuant to the HFCA Act, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

         You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Thomas E. Puzzo, Counsel